  Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended
March 31, 2021

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited-expressed in Canadian dollars)

	March 31,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$2,003,223	$2,690,146
Short-term investments	150,000	341,261
Accounts receivable	702,789	965,548
Prepaid expenses	91,315	77,532
	2,947,327	4,074,487
Long term assets
Deposits	521,637	526,561
Property and equipment	686,686	707,326
Right of Use Assets	2,271,961	2,415,430
Intellectual property (Note 3)	15,864,150	16,285,333
	$22,291,761	$24,009,137
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 4, 14)	$514,141	$440,538
Contract obligations (Note 5)	126,209	127,507
Current portion of lease obligation (Note 6)	792,865	773,465
	1,433,215	1,341,510
Long-term liabilities
Long-term lease obligation (Note 6)	1,690,584	1,896,277
Asset retirement obligation	23,259	22,741
	1,713,843	1,919,018
	3,147,058	3,260,528

Shareholders' equity
Common shares (Note 8): - authorized unlimited
Issued: 64,494,356 (2020 - 64,437,790) common shares	95,363,018	95,327,123
Contributed capital	9,359,466	9,355,716
Deficit	(85,577,781)	(83,934,230)
	19,144,703	20,748,609
	$22,291,761	$24,009,137

Going concern (Note 1) Commitments (Note 7) Subsequent events (Note 15) Signed "George Liszicasz" Director	Signed "Bruce G. Wilcox" Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited-expressed in Canadian dollars)

For the three months ended March 31,
	2021	2020
Revenue
Survey revenue (Note 13)	$-	$-
Expenses
Survey costs, net	265,483	301,961
General and administrative expenses (Note 10)	900,309	995,999
Amortization	441,824	448,381
	1,607,616	1,746,341
Other expenses (income)
Interest (income) expense, net	6,115	(12,647)
Foreign exchange loss (gain)	20,210	(409,517)
Intellectual property and other	9,610	8,124
	35,935	(414,040)

Loss before income taxes	(1,643,551)	(1,332,301)

Income tax expense	-	-

Net loss and comprehensive loss	(1,643,551)	(1,332,301)
Net loss per share (Note 9)
Basic	$(0.03)	$(0.02)
Diluted	$(0.03)	$(0.02)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2021	2020
Cash provided by (used in):
Operating activities
Net loss	$(1,643,551)	$(1,332,301)
Items not affecting cash:
Stock based compensation expense (Note 10)	20,010	21,665
Amortization	441,824	448,381
Non-cash changes to asset retirement obligation	518	518
Non-cash lease and interest	(42,824)	(42,825)
Unrealized foreign exchange (gain) loss	25,529	(342,249)
Change in non-cash working capital balances (Note 12)	315,174	647,621
	760,231	733,111
Net cash used in operating activities	(883,320)	(599,190)

Financing activities
Proceeds from the Employee Share Purchase Plan (Note 10)	19,635	-
Repayment of finance lease obligation	-	(11,158)
Net cash from (used in) financing activities	19,635	(11,158)

Investing activities
Proceeds from disposal of short-term investments	191,261	29,424
Net cash from investing activities	191,261	29,424

Effect of foreign exchange rate changes on cash and cash equivalents	(14,499)	122,186

Net decrease in cash and cash equivalents	(686,923)	(458,738)
Cash and cash equivalents, beginning of the period	2,690,146	2,858,245
Cash and cash equivalents, end of the period	$2,003,233	$2,399,507

Supplemental information
Cash interest (received)	3,865	(8,154)
Cash taxes paid	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited-expressed in Canadian dollars)

	For the three months ending March 31,
	2021	2020
Common Shares (Note 8)
Balance at beginning of the period	$95,327,123	$95,313,064
Issuance of common stock on Employee Purchase Plan	35,895	-
Balance at end of the period	95,363,018	95,313,064
Contributed Capital (Note 10)
Balance at beginning of the period	9,355,716	9,306,493
Recognition of stock based compensation expense	3,750	21,665
Balance at end of the period	9,359,466	9,328,158
Deficit
Balance at beginning of the period	(83,934,230)	(77,934,555)
Net loss	(1,643,551)	(1,332,301)

Balance at end of the period	(85,577,781)	(79,266,856)

Total Shareholders' Equity at end of the period	$ 19,144,703	$ 25,374,366

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2020, except as described in Note 2, Significant Accounting Policies and Changes.

These condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2020 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company is taking further steps to reduce operating costs including payroll and other general and administrative costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

Covid-19 Pandemic
As of the date of these condensed consolidated interim financial statements the Covid-19 pandemic continues to be a risk to the operations of the Company. The Company has made provisions so employees can work safely in the office or if necessary from home, followed all Alberta Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal may not be able to perform project surveys. An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these condensed consolidated interim financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

Use of Estimates and Judgements

In preparing these condensed consolidated interim financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2020.

2. Significant Accounting Policies and Changes

Basis of Presentation

These condensed consolidated interim financial statements for the period ended March 31, 2021 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”). Certain items have been presented in order to conform with current year presentation.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

3. Intellectual property

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz, the Chief Executive Officer of the Company and Director, and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	March 31,	December 31,
	2021	2020
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(9,406,850)	(8,985,667)
	15,864,150	16,285,333

4. Accounts payable and accrued liabilities

	March 31,	December 31,
	2021	2020
Accrued liabilities related to:
Consultants and professional fees	$223,640	$183,920
Payroll	124,780	120,318
Vacation Accrued	92,300	71,699
	440,720	375,937
Trade payables and other	73,421	64,601
	514,141	440,538

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

5. Contract Obligations

In December, 2020, the Company received a deposit of US$100,000 to sell Pre-existing SFD® data. The SFD® data was delivered to the customer in April 2021, refer to Note 15.

	March 31,	December 31,
	2021	2020
Contract obligations	$126,209	$127,507

6. Lease obligation

	March 31,	December 31,
	2021	2020
Aircraft	$1,097,904	$1,220,425
Office Building	1,377,459	1,440,085
Printer	8,086	9,232
	2,483,449	2,669,742
Current Portion of lease obligations	(792,865)	(773,465)
Long-term lease obligations	1,690,584	1,896,277

Maturity of lease liabilities:
2021	$764,092
2022	1,128,243
2023	367,185
2024	367,185
2025	275,389
Total lease payments	2,902,094
Less imputed interest	(418,645)
Total discounted lease payments	2,483,449
Current portion of lease obligations	(792,865)
Non-current portion of lease obligations	1,690,584

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

7. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2021	$171,069
2022	228,091
2023	228,091
2024	228,091
2025	171,069
1,026,411

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately $2.7 million, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred.

8. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three months ended
	March 31, 2021		March 31, 2020
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	64,437,790	$95,327,123	64,406,891	$95,313,064
Issuance for Employee Stock Purchase Plan (“ESP Plan”)	56,566	35,895	-	-
As at the end of the period	64,494,356	95,363,018	64,406,891	95,313,064

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

9. Earnings (Loss) per share
	For the three months ended
	March 31, 2021	March 31, 2020
Net loss for the period	$(1,643,551)	$(1,332,301)
Weighted average number of shares outstanding for the period:
Basic	64,472,222	64,406,891
Diluted	64,472,222	64,406,891
Net loss per share – Basic	$(0.03)	$(0.02)
Net loss per share – Diluted	$(0.03)	$(0.02)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

10. Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at March 31, 2021, include stock-options, restricted stock units (“RSUs”), deferred share units (“DSUs”) and the ESP Plan. The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

For the three months ended
	March 31, 2021	March 31, 2020
Stock Option Expense	$3,750	$17,915
Deferred Share Units	-	3,750
Restricted Stock Units	(49)	-
Employee Share Purchase Plan	22,795	-
Total Stock Based Compensation Expense	26,496	21,665

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at March 31, 2021.

			Average remaining
Exercise price	# of options	#of options	contractual
	outstanding	exercisable	life (in years)
$0.49	8,500	8,500	5.0
$0.51	16,000	16,000	4.5
$0.52	100,000	100,000	3.3
$0.55	30,000	30,000	3.8
$0.59	150,000	150,000	2.6
$1.45	37,500	37,500	0.7
$1.48	37,500	37,500	0.3
$1.50	50,000	50,000	0.3
	429,500	429,500	2.3

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2020 is as follows:

	For the three months ended,		For the year ended,
	March 31, 2021		December 31, 2020
		weighted		weighted
	# of stock	average	# of stock	average
	Options	exercise price	options	exercise price
Options outstanding, start of the period	421,000	$0.83	1,169,500	$1.48
Granted	8,500	$0.49	46,000	$0.54
Expired	-	-	(794,500)	$(1.77)
Forfeited	-	-	-	-
Options outstanding, end of the period	429,500	$0.82	421,000	$0.83
Options exercisable, end of the period	429,500	$0.82	421,000	$0.83

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

For the period ended	2021	2020
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	150%	138%
Weighted average risk free interest rate	0.15%	1.12%
Weighted average fair market value per share at grant date	$0.49	$0.54

Deferred Stock Units (“DSUs”):

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2020 is as follows:

	For the three months ended March 31, 2021	For the year December 31, 2020
Opening balance	37,354	-
Granted	-	37,354
Closing balance	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units (“RSUs”):

The Company’s first grant of RSU’s began in 2020. RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. The Company intends to settle the RSUs in cash. In the year ended December 31, 2020, the Company granted 1,200,000 RSU’s to employees and officers.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2020 is as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

	For the three months ended,		For the year ended,
	March 31, 2021		December 31, 2020
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	1,200,000	$0.79	-	$-
Granted	-	$-	1,200,000	$0.45
Converted	-	$-	-	$-
Forfeited	(155,000)	$(0.79)	-	$-
RSUs outstanding, end of the period	1,045,000	$0.53	1,200,000	$0.79

Employee Share Purchase Plan (“ESP Plan”):

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange (“TSX”). During 2020 and 2021 the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2020 is as follows:

	For the three months ended,		For the year ended,
	March 31, 2021		December 31, 2020
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	30,983	$19,635	16,686	$7,592
Matched by the Company	25,583	16,260	14,213	6,467
Total Common Shares issued	56,566	35,895	30,899	14,059

If the employee does not withdrawal common shares from the ESP Plan in the first year of their participation, the Company will match an additional 100% of the employee contributions, up to $15,000 per employee (the “Bonus Match”). As at March 31, 2021 the Company has accrued $8,201 for the Bonus Match ($1,666 as at December 31, 2020).

Effective for the year ended December 31, 2020, the Company began presenting stock based compensation expense within general and administrative expenses and has recorded an immaterial correction to classify the stock based compensation expense to be presented within general and administrative expenses. For the three month periods ended March 31, 2021 and 2020 the amounts were $26,496 and $21,665, respectively. While ASC 718 does not identify a specific line item in the income statement for presentation of the expense related to share based compensation arrangements, the SEC has released guidance under SAB Topic 14.F that the expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  The Company’s presentation conforms to this guidance.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

11. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities and lease obligations. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At March 31, 2021, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in Nigeria and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at March 31, 2021, the Company held net U.S dollar assets totaling US$1,961,441. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at March 31, 2021 would have had an approximately $248,000 effect on the unrealized foreign exchange gain or loss for the period.

2) Derivative financial instruments

As at March 31, 2021 and December 31, 2020, the Company held no derivative financial instruments.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

12. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months ended
	March 31, 2021	March 31, 2020
Accounts receivable	$255,833	$629,868
Prepaid expenses	(13,783)	(14,168)
Accounts payable and accrued liabilities	73,124	31,921
	315,174	647,621

Portion attributable to:
Operating activities	315,174	647,621
Financing activities	-	-
Investing activities	-	-
	315,174	647,621

13. Geographic information

The Company generates revenue from its SFD® survey projects that assists the Company’s clients in the determination of where to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year. There were no revenues in the quarters ended March 31, 2021 and 2020.

14. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuances) incurred with this firm were as follows:

	For three months ended
	March 31, 2021	March 31, 2020
Legal Fees	$17,380	$67,513

Accounts payable and accrued liabilities includes a total of $18,247 ($1,570 as at December 31, 2020) payable to this law firm. A company owned by a family member of an executive officer was contracted to provide design services to the Company for a total cost of US$3,000.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2021
(Expressed in Canadian dollars unless otherwise stated)

15. Subsequent events

Acquisition of SFD® Geothermal Rights

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Resources”) from Mr. George Liszicasz, President and CEO of NXT on April 18, 2021. The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.
US$40,000 signature payment, which became due immediately and was paid on April 22, 2021;
2.
300,000 Common Shares, which became due on April 18, 2021 and will be issued upon receipt of TSX approval;
3.
CAD$20,000 milestone payment which will become due in the event that the Company receives research funding in excess of CAD$100,000, or CAD$25,000 in the event the Company receives research funding in excess of CAD$200,000;
4.
US$200,000 milestone payment which will become due in the event that the Company's cash balance exceeds $5,000,000 due to receipt of funds from operations; and
5.
US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

Pre-existing Data Sale

In April 2021 the Company received a deposit of US$1,000,000 to sell Pre-existing SFD® data. The Pre-existing SFD® data was delivered to the customer in April 2021. The Company has received total payments of US$1,100,000 in respect of this Pre-existing SFD® data.